

Mail Stop 4631

February 3, 2010

Mr. William C. McCartney
Chief Financial Officer
Watts Water Technologies, Inc.
815 Chestnut Street
North Andover, MA 01845

> **Re: Watts Water Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 29, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 28, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 27, 2009**
> **File No. 001-11499**

Dear Mr. McCartney:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief